1934 Act Registration No. 1-15028

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the Month of April 2003

China Unicom Limited
(Translation of registrant’s name into English)

No. 133A, Xidan North Street
Xicheng District
Beijing, China 100032
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F              ☒                            Form 40-F              ☐

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(1):                   )

(Indicate by check mark if the registrant is submitting the Form 6-K on paper as permitted by Regulation S-T Rule 101(b)(7):                   )

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes         ☐                            No           ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-      .)

EXHIBITS

Exhibit Number		Page
1.1	Announcement in respect of the unaudited results of the Group for the First Quarter ended March 31, 2003, dated April 29, 2003.	4

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CHINA UNICOM LIMITED

(Registrant)

Date: April 30, 2003	By:	/s/ Lo Wing Yan, William
Lo Wing Yan, William
Executive Director

The Stock Exchange of Hong Kong Limited takes no responsibility for the contents of this announcement, makes no representation as to its accuracy or completeness and expressly disclaims any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

CHINA UNICOM LIMITED

(Incorporated in Hong Kong with limited liability under companies ordinance)

ANNOUNCEMENT

The Board is pleased to announce the unaudited results of the Group for the First Quarter ended 31 March 2003.

GROUP RESULTS

China Unicom Limited (the “Company”) is pleased to announce the unaudited consolidated results of the Company and its subsidiaries (the “Group”) for the first quarter ended 31 March.

UNAUDITED CONDENSED CONSOLIDATED INCOME STATEMENT

For the first quarter ended 31 March 2003

	Note	Unaudited For the First Quarter ended 31 March 2003
		RMB’000

Operating Revenue (Turnover):
GSM Business		10,025,229
CDMA Business		3,407,707
Data and Internet Business		815,559
Long Distance Business		499,470
Paging Business		368,778
Total service revenue		15,116,743
Sales of telecommunications products		867,690
Total operating revenue		15,984,433
Operating expenses:
Leased lines and network capacities		(925,622)
Interconnection charges		(1,132,077)
Depreciation and amortisation		(4,079,379)
Personnel		(1,108,482)
Selling and marketing		(3,205,233)
General, administrative and other expenses		(2,001,272)
Cost of telecommunications products sold		(1,018,743)
Total operating expenses		(13,470,808)
Operating profit		2,513,625
Interest income		79,854
Finance costs		(579,030)
Other income, net		6,502
Profit before taxation		2,020,951
Taxation	2	(730,615)
Profit after taxation		1,290,336
Minority interests		(4,439)
Profit attributable to shareholders		1,285,897
Basic earnings per share (RMB)	3	0.102
Diluted earnings per share (RMB)	3	0.102

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEET

As of 31 March 2003

	Notes	Unaudited As of 31 March 2003	Audited As of 31 December 2002 (Restated)
		RMB’000	RMB’000

Non-current assets:
Property, plant and equipment, net		106,803,770	107,486,629
Goodwill		2,250,225	2,285,771
Other assets		7,161,092	7,018,223
Deferred tax assets		681,197	826,568
Investment securities		102,948	105,648
Investment in associated companies		3,814	3,814
Total non-current assets		117,003,046	117,726,653
Current assets:
Current portion of deferred tax assets	2	937,054	988,666
Amounts due from related parties		1,338,448	1,137,847
Amounts due from domestic carriers		90,948	211,462
Prepayments and other current assets		3,281,141	2,573,764
Inventories		2,765,392	3,229,903
Accounts receivable, net		5,723,379	4,327,268
Trading securities		167,406	173,939
Short-term bank deposits		2,445,462	4,825,205
Cash and cash equivalents		12,200,707	14,433,498
Total current assets		28,949,937	31,901,552
Current liabilities:
Dividend payable		8,448	8,448
Payables and accrued liabilities		19,479,545	19,811,961
Amounts due to China United Telecommunications Corporation		647,142	562,633
Amounts due to related parties		606,986	409,663
Amounts due to domestic carriers		694,798	1,123,580
Current portion of obligations under finance leases		18,954	16,793
Current portion of long-term bank loans		4,401,659	5,459,505
Taxes payable		1,434,817	1,106,006
Advances from customers		5,942,182	6,240,225
Short-term loans from China United Telecommunications Corporation		724,127	724,127
Short-term bank loans		9,727,500	9,146,500
Total current liabilities		43,686,158	44,609,441
Net current liabilities		(14,736,221)	(12,707,889)
Total assets less current liabilities		102,266,825	105,018,764
Financed by:
Shareholders’ equity:
Share capital		1,331,371	1,331,371
Share premium		52,482,127	52,482,127
Reserves		1,259,535	1,259,535
Retained profits
Proposed final dividend		1,255,300	1,255,300
Others	2	11,610,099	10,324,202
Shareholders’ equity		67,938,432	66,652,535
Minority interests		570,696	566,257
Non-current liabilities:
Long-term bank loans		33,648,886	37,686,162
Obligations under finance leases		99,141	101,302
Other long-term liabilities		9,670	12,508
Total long-term liabilities		33,757,697	37,799,972
		102,266,825	105,018,764

UNAUDITED CONDENSED CONSOLIDATED CASH FLOW STATEMENT

For the first quarter ended 31 March 2003

	Note		Unaudited For the First Quarter ended 31 March 2003
			RMB’000

Net cash inflow from operations	(a	)	6,459,795
Interest received			93,853
Interest paid			(731,798)
PRC income tax paid			(106,501)
Net cash inflow from operating activities			5,715,349
Investing activities
Purchase of property, plant and equipment			(5,848,387)
Sale of property, plant and equipment			2,130
Decrease in short-term bank deposits			2,379,743
Purchase of subsidiary			(1,241)
Purchase of trading securities			(9,956)
Sale of trading securities			33,219
Sale of investment securities			6,045
Purchase of other assets			(80,080)
Net cash outflow from investing activities			(3,518,527)
Financing activities
Increase in amounts due to China United Telecommunications Corporation			84,509
Proceeds from short-term bank loans			1,942,363
Proceeds from long-term bank loans			1,369,013
Repayment of short-term bank loans			(1,361,363)
Repayment of long-term bank loans			(6,464,135)
Net cash outflow from financing activities			(4,429,613)
Net decrease in cash and cash equivalents			(2,232,791)
Cash and cash equivalents, beginning of period			14,433,498
Cash and cash equivalents, end of period			12,200,707
Analysis of the balances of cash and cash equivalents:
Cash balance			7,224
Bank balance			12,193,483
			12,200,707

(a)           The reconciliation of profit before taxation to net cash inflow from operations is as follows:

Unaudited For the First Quarter ended 31 March 2003
RMB’000

Profit before taxation	2,020,951
Adjustments for:
Depreciation and amortisation	4,079,379
Interest income	(79,854)
Interest expense	579,030
Loss on disposal of property, plant and equipment	7,136
Provision for doubtful debts	358,314
Realised gains on trading securities	(5,885)
Unrealised gains on trading securities	(10,845)
Realised gains on investment securities	(3,345)
Operating profit before working capital changes	6,944,881
Increase in accounts receivable	(1,754,425)
Decrease in inventories	464,511
Increase in other assets	(137,232)
Increase in prepayments and other current assets	(721,376)
Decrease in amounts due from domestic carriers	120,514
Increase in amounts due from related parties	(200,601)
Increase in payables and accrued liabilities	2,273,025
Decrease in advances from customers	(298,043)
Decrease in amounts due to domestic carriers	(428,782)
Increase in amounts due to related parties	197,323
Net cash inflow from operations	6,459,795

Notes:

1.             Basis of presentation

The Company was incorporated in the Hong Kong Special Administrative Region (“Hong Kong”), the People’s Republic of China (the “PRC”) on 8 February 2000. The principal activities of the Company are investment holding and the provision of GSM and CDMA cellular, data, Internet, long distance and paging services in the PRC.

On 31 December 2002, the Company acquired the entire equity interest in Unicom New Century Telecommunications Corporation Limited (“Unicom New Century”), a limited liability company established in the PRC on 16 July 2002 to engage in the provision of GSM and CDMA cellular telecommunications services in 8 provinces and autonomous regions and 1 municipality in the PRC, namely, Sichuan, Heilongjiang, Jilin, Henan, Jiangxi, Guangxi, Xinjiang, Shanxi and Chongqing (“Cellular Businesses in Nine Provinces and Municipality and Autonomous Regions”). Since the effective date of the acquisition was 31 December 2002, both the operating results and the financial conditions of Unicom New Century have been included in the unaudited condensed consolidated income statement for the period ended 31 March 2003 and the unaudited condensed consolidated balance sheet as of 31 March 2003.

2.             Change in accounting policy

As of 1 January 2003, the Group adopted the new Statements of Standard Accounting Practice 12 (“SSAP 12”), Income Taxes, issued by the Hong Kong Society of Accountants which is effective for periods commencing on or after 1 January 2003. The adoption of the new SSAP 12 represents a change in accounting policy and was applied retrospectively. This resulted in an increase of opening retained profits by approximately RMB405,299,000 as of 1 January 2003 which represented the deferred tax assets related to the provision for doubtful debts of the GSM business previously not recognized. This change also resulted in a decrease of income tax expense by approximately RMB132,730,000 for the first quarter ended 31 March 2003.

3.             Basic and diluted earnings per share

The calculation of earnings per share are same as stated in the Company’s 2002 annual report. Please refer to the 2002 annual report of the Company.

4.             Related party transactions

For the first quarter ended 31 March 2003, the Group incurred recurring related party transactions with its related parties of which approximately RMB316,003,000 was included in operating revenue and approximately RMB865,050,000 was included in operating expenses.

Financial Results’ Outline

In pursuing its determined operational mission, the Company continued the coordinated and rapid development of its various business segments for the 2003 first quarter.

Operating Revenue

Operating revenue for the three months ended 31 March, 2003 was RMB15.98 billion, representing 31.8 percent of total annual revenue for last year.

The GSM Cellular Business continued to maintain steady growth. Net additions of subscribers for the first quarter reached 3.415 million. Operating revenue from this business was RMB10.24 billion. Average minutes of usage (“MOU”) per subscriber per month was 164.0 minutes. Average revenue per subscriber per month (“ARPU”) was RMB60.6.

Net additions of subscribers for the CDMA Cellular Business reached 1.780 million for the first quarter. Operating revenue from this business was RMB3.87 billion, resulting in an increase in the proportion of the company’s Cellular Business revenue, up to 27.4 percent. The average MOU per subscriber per month was 348.3 minutes, ARPU was RMB157.9.

In the first quarter, the company’s total minutes of outgoing international and domestic long distance calls reached 3.97 billion minutes. Net additions of Internet subscribers were 0.757 million. Operating revenue from Long Distance, Data and Internet Business was RMB1.32 billion.

Operating revenue from the Paging Business was RMB0.55 billion, RMB0.14 billion of which was generated by new services.

Operating Expense and Finance Costs

Operating expense and finance costs for the first quarter was RMB13.97 billion, representing 32.2 percent of that incurred in the whole of last year. Of the total, selling and marketing expenses accounted for RMB3.21 billion, and RMB1.53 billion related to the amortisation expense of the deferred customer acquisition costs of certain CDMA contractual subscribers.

Profit attributable to shareholders

The Company’s profit before taxation for the first quarter was RMB2.02 billion, representing 29.7 percent of that for the whole of last year. Profit from the GSM Cellular Business was RMB2.07 billion, representing 27.5 percent of that for the whole of last year; loss from the CDMA Cellular Business was 0.21 billion, representing 13.8 percent of last year’s total loss; profit from Long Distance, Data and Internet Business was 0.31 billion, representing 24.1 percent of that for the whole of last year; loss from the Paging Business was 0.15 billion, representing 24.7 percent of the loss recorded for the whole of last year. The Company’s profit attributable to shareholders was RMB1.29 billion for the first quarter of 2003, representing 25.8 percent of the profit for the whole of last year.

EBITDA for the first quarter of 2003 was RMB6.59 billion. The EBITDA margin (i.e. EBITDA as a percentage of operating revenue) was 41.2 percent. Excluding the impact of the CDMA Cellular Business operated through the leasing of CDMA network capacity, the EBITDA margin was 55.5 percent. The GSM Cellular Business’s EBITDA margin was 56.6 percent, and grew 2.0 percent from 54.6 percent last year; the EBITDA margin of the Long Distance, Data and Internet Business was 44.1 percent, up 3.2 percent from 40.9 percent in last year; the EBITDA margin of the Paging Business was 22.3 percent, increased by 1.7 percent as compared to 20.6 percent last year.

Note:      Except for the profits comparisons by business segments, which are based on the Company’s undisclosed internal records, all relevant information set out above in respect of the results of operations and average operating level for 2002 represented the Unaudited Pro Forma information of the combined group as if it had included Cellular Businesses in Nine Provinces and Municipality and Autonomous Regions operated by Unicom New Century previously owned by the Company’s ultimate parent, China United Telecommunications Corporation, the acquisition of which was completed at the end of 2002. (For more information, please refer to the company’s 2002 Annual Report, page 53 of Management’s Discussion and Analysis of Financial Condition and Results of Operations, Part VII Acquisition and Effects of Adjustments.)

Caution Statement

The Board wishes to remind investors that the financial statements and the financial results’ outline for the First Quarter ended 31 March 2003 are based on the Group’s internal records and management accounts. The financial statements for the first quarter ended 31 March 2003 have not been reviewed or audited by the auditors and the financial statements for the year ended 31 December 2002 are extracted from the audited financial statements as contained in the Annual Report for the year ended 31 December 2002 dated 1 April 2003. The combined unaudited proforma figures for 2002 as referred to in the Company’s 2002 Annual Report and certain undisclosed figures in the Companys internal records have been used for the comparison and illustration purposes with regard to the results and performance for the first quarter ended 31 March 2003 in the Financial Results’ Outline above. Investors are cautioned not to unduly rely on financial data, statistics and comparisons for the First Quarter ended 31 March 2003. In the meantime, investors are advised to exercise caution in dealing in the shares of the Company.

By order of the Board CHINA UNICOM LIMITED Ngai Wai Fung Company Secretary

Hong Kong, 29 April 2003